UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2019

XTI Aircraft Company

In this Annual Report, references to "XTI," "we," "us," "our," or the "company" mean XTI Aircraft Company.

The company, having offered and sold its Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2019. A copy of this report will be made available on the company's website at http://www.xtiaircraft.com/.

FORWARD-LOOKING STATEMENTS THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

THE COMPANY'S BUSINESS

Background

XTI is an early-stage aircraft manufacturer that is creating a revolutionary solution for the business aviation industry. Based in Denver, Colorado, the company's mission is to develop innovative solutions to universal business aviation problems by enabling true point-to-point air travel over long distances.

Almost 84% of organizations that use business aircraft identify reducing total trip times or reaching remote locations not served by scheduled airlines as primary reasons for using business aircraft – both dominant features of the TriFan 600.

Our vertical takeoff airplane has unique advantages over existing private airplanes which still require time-consuming trips to and from a limited number of airports, and over helicopters which fly at much slower speeds, significantly shorter distances, and in less comfort than typical business jets. We are rethinking how people travel by developing an aircraft that combines a helicopter's ability to take off and land from almost anywhere, with the speed and range of a private jet. The TriFan 600 will offer true point-to-point travel over longer distances – greatly reducing total travel time by departing from or arriving into locations that are much closer to the customer's point of departure and/or destination, including remote locations – almost eliminating time spent driving to and from an airport, with the potential of adding back hours to those whose time is valued by the number of meetings or destinations they can reach in a single day.

TriFan 600

The latest aircraft technology and materials have become available commercially and have advanced tremendously over the past 55 years, including advances in turboshaft engines, which make them lighter, more powerful, more reliable, and more fuel efficient, as well as advanced composite structures making aircraft lighter, and digital computer technology which greatly improves controllability. These advances, combined with the TriFan's unique hybrid-electric propulsion system, which takes full advantage of advances in battery and electric motor technologies, and the 21st century innovation of XTI, have resulted in a fixed- wing ducted fan VTOL aircraft that the Company believes will be fully functional and practical, with competitive speed, range, and comfort for a pilot plus five passengers, and a substantial payload capability.

In designing the TriFan 600, we identified certain goals and guidelines for the performance and capabilities for the airplane, including:

- Begin with a proven fixed-wing airplane configuration (not a rotorcraft platform), and develop ducted fan technology for vertical take-off and landing, because: (a) ducted fans are safer and more compact than helicopter rotors, (b) the aircraft will be able to achieve the speed, range, comfort, and the other advantages of a fixed-wing aircraft; and (c) fixed-wing aircraft are safer and easier to operate than conventional rotorcraft.

- Use currently available components to create a hybrid-electric drive system that will result in business aircraft performance, low procurement cost, low operating cost.

- Create a sleek luxury aircraft which will seat six people, cruise at 350 miles per hour, and will have a range competitive with light turboprop fixed -wing business aircraft on one tank of fuel, and will out-perform any helicopter over distance.

- Minimize downwash from the fans so the aircraft can land and take off from existing helipads and driveways, and other paved surfaces.

- Design the aircraft with sufficient redundancy in the critical components to maximize safety and increase the likelihood of securing FAA certification.

- Incorporate the most advanced technology and materials available, including fly-by-wire, all-composite carbon-fiber airframe, computer-assisted take-off and landing, and the most advanced state- of-the-art pilot- friendly safety technologies available to maximize safety and to provide the ultimate flying experience for the pilot and passengers.

- Design the aircraft to achieve maximum balance, control, and safety during vertical takeoff and landing and during transition to and from VTOL, through the basic location and configuration of the lifting fans and by advanced computer- assisted avionics.

- Design the aircraft's exterior and interior to be physically/aesthetically attractive and to provide maximum comfort, luxury and convenience to the passengers.

As a result of the advances in materials, computers, engines, batteries and other technologies over the past few decades, combined with our innovative team, we accomplished all of the above objectives in the conceptual design of the TriFan 600 and are now advancing these objectives in preliminary design engineering.

Engineering and Development to Date

XTI expects that the TriFan 600 will be a fully certified, high performance, civilian fixed-wing vertical takeoff airplane. We completed initial configuration and engineering analysis for the TriFan 600 in April 2014, and began initial hover tests in May 2019 of our 65% scale flying prototype. Progress has been affected by constraints on our resources. In the first quarter of 2017, we revised the propulsion system to become a hybrid-electric aircraft, with one smaller turbine engine combined with three generators, two electric motors in each of the three fans and battery power packs which will be charged by the turbine engine. We began construction of a flying, 65% scale proof of concept aircraft in 2018 which we tested throughout 2019 and will continue to test in 2020. We intend to fly a full scale proof of concept aircraft within two years of raising the first $25 million from the sale of securities. Following the full scale proof of concept, XTI will seek certification with the Federal Aviation Administration ("FAA"), which we expect will take an additional 4-5 years to complete. If the company is able to secure FAA certification of the TriFan 600 and completion of all phases up to and including commercial production, we believe that this aircraft will be the first civil, FAA-certified vertical takeoff airplane in aviation history.

Management

XTI is guided by a leadership team with decades of experience, a deep well of expertise in fixed wing and vertical takeoff and landing aircraft, and a successful track record of bringing new aircraft to market. XTI has assembled a management team that includes aviation industry executives and professionals with decades of experience from the largest fixed wing and rotary wing aircraft companies in the world. Charlie Johnson, former president and COO of Cessna Aircraft Company, is the COO and an active director of the company. David Brody, former CEO and Chairman of AVX Aircraft Company, is Chairman of the board, president and secretary, and the founder of XTI. Robert LaBelle, former CEO of AgustaWestland North America, is CEO and a director of the company

The company believes that this management team knows what is required to finance, design, certify and launch a program of this magnitude. This management team brings to XTI decades of sound management experience developing and executing strategic business and aircraft development plans, and technical and financial expertise, in enterprises of various scales in both helicopter and airplane markets. In their roles at Cessna, AVX, AgustaWestland, and other companies over the past 30 years, they have each designed, led and championed several new aircraft concepts and programs. Mr. LaBelle and Mr. Johnson have managed and overseen over 25 FAA certifications during their careers at AgustaWestland and Cessna.

Technology

XTI is not developing new technology; rather, the TriFan 600 is an evolution in the application of existing technology. Our proprietary patented design and configuration primarily utilizes advanced technologies, components and systems which are widely in use throughout the civil aviation industry today. As a result, most of the underlying technology is well established and understood, which we expect will reduce the risk associated with manufacturing and certifying the TriFan 600.

Over 50 years ago, the US military funded the development of vertical takeoff and landing airplanes using rotating, ducted fans, much like the TriFan 600. These included the Bell X-22 and the Doak VZ-4, which had fixed wings. Both of these planes were capable of taking off vertically, transitioning to forward flight, and then transitioning to a hover before landing vertically. However, neither of these aircraft went into commercial production because the technology available at the time limited the performance capabilities of the aircraft, making them economically unviable and difficult to operate.

Over the past 50 years, aircraft technologies and materials have advanced significantly. Current engines are dramatically lighter, more fuel-efficient, and provide greater power performance than prior versions. Composite materials are available that allow aircraft structures to be much lighter and stronger than previously. And finally, advances in software technology allow airplanes to be controlled largely by computers, increasing controllability, reliability, and safety. All of these advanced technologies are widely used in today's civil aviation market. By combining these technologies with our patented proprietary design in a unique and revolutionary configuration, we believe the TriFan 600 will be a commercially successful product for the business aviation market. In other words, the technology of today has caught up with the long-held idea or concept of a vertical takeoff airplane.

The Market

The business aviation market is a global market that focuses on high net worth individuals and companies as its primary customer base. These users place a significant premium on the value of their time and have demonstrated a willingness to pay for the time-saving features that private aviation can deliver. By avoiding long security lines at commercial airports and eliminating the need to arrive at least one hour prior to departure, often combined with the ability to utilize airports or landing strips that are closer to their ultimate destination, private aircraft users are able to dramatically reduce the total time of a trip. Business aircraft also offer individuals the flexibility to determine their own schedule and travel itinerary.

As a result of these time saving and convenience factors, high net worth individuals and businesses purchased an estimated 6,125 aircraft between 2004 and 2013, valued at over $161 billion according to JetNet iQ. This represents an average annual aircraft volume for light, medium and large private aircraft of approximately 612 aircraft deliveries and an annual market value of over $16 billion. JetNet iQ forecasted that this market will grow by roughly 3%-4% per year over the next twenty years.

XTI attended the National Business Aviation Association ("NBAA") trade show in October 2017, and the Ft. Lauderdale International Boat Show in November 2017. As a result of those and other efforts, XTI has executed aircraft order agreements and taken deposits for the delivery of 81 aircraft. These existing aircraft orders represent roughly $526 million of future revenue potential and validate the demand for this revolutionary aircraft.

The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement. While these deposits represent the potential for roughly $526 million of future revenue, that revenue may not be earned for many years, or at all.

Total addressable market

We expect that existing owners of business aircraft will be the primary customer for the TriFan 600. While some individuals and businesses that do not currently own an aircraft will be interested in a TriFan 600, we have excluded these new owners from our analysis of the addressable market for conservatism. Among existing owners, a significant number own both airplanes and helicopters. We will focus our initial efforts on these dual owners because they have demonstrated a demand for both vertical lift capabilities and for the speed, range and comfort of a business jet. Because of the way aircraft are generally owned or titled, the number of aircraft owned by dual owners is not readily available at this time.

As reflected in the table below, there are currently over 61,000 business airplanes and helicopters in operation worldwide. North America accounts for more than half of the total existing market and annual aircraft deliveries in the world.

Region	All Jets &	Helicopters	Total Aircraft

	Turboprops		
North America	20,955	12,224	33,179
Rest of World	11,179	16,785	27,964
Total	**32,134**	**29,009**	**61,143**

Source: AvData, Inc. by ARGUS International, 2014

TriFan 600 addresses primary market driver of reducing total trip time

The industry's leading trade organization, NBAA, often reports that decisions to utilize business aviation depend on a variety of factors, including the unavailability of commercial airline service, both at the site of origin and travel destinations; the number of sites to be visited in a single day; the requirement to move vital assets rapidly; and a host of other considerations focused on traveler time savings.(1) As illustrated in the table below, reducing total transportation time amounts to 84% of reasons for why business aircraft are used. Surveys conducted by other industry sources, such as Business Jet Traveler magazine, have similarly reported that the two most important reasons readers cite for why they choose to fly privately are to save time, and for service to destinations not served by airlines.

_____

[1] Source: 2014 NBAA Business Aviation Fact Book.

Primary Reason for Use of Business Aircraft	**Related to Saving Time?**	**Other**	**% of Total**
Support schedules not met with scheduled airlines	X		64%
Reach locations scheduled airlines do not serve	X		19%
Make connections with scheduled airline flights	X		1%
Industrial or personal security reasons		X	6%
Other		X	10%
Total	**84%**	**16%**	**100%**

Source: 2014 NBAA Business Aviation Fact Book.

No traditional airplane or helicopter can fully serve the needs of executive travelers, because neither of them alone or in combination can fly its passengers directly from point A to point B with the same speed, range or operational flexibility as the TriFan 600. With TriFan 600, executive travelers will have the ability to bypass highways and runways, lifting up from any helipad or helipad-sized paved surface, and proceeding directly to their destination, they could potentially save hundreds of hours a year, achieve more, and avoid missing what's important.

The TriFan 600 will help individuals and business executives reduce total travel time dramatically. The figure below shows how the TriFan 600 can save an executive nearly half his or her total trip

time for a 500 nautical mile trip, even compared to a business jet, because of the TriFan 600's ability to reduce or eliminate time wasted traveling to and from airports. We chose a 500 nautical mile trip as the comparison point because the average trip length for most flights in private aircraft is less than this distance, even if the aircraft is capable of going further without the need to stop to refuel.


Aircraft Type
500 NM/575 Mile Trip
Helicopter
Air Travel (4.16 Hrs. @ 120 kt cruise)
Fuel
5 Hrs. Total Travel Time
Turbo-prop
Air Travel
4.38 Hrs. Total Travel Time
Business Jet
To Airport
Air Travel
From Airport
3.7 Hrs. Total Travel Time
Tri-Fan
To Heliport
To Destination
Air Travel
2.3 Hrs. Total Travel Time
1
2
3
4
5
Total Trip Time (Hours)

Sample flight illustrating how TriFan 600 enables shorter trip times

Based on the company's estimates, TriFan 600 will be able to deliver these impressive time savings while still being able to accomplish the vast majority of flight plans flown with private aviation. The table below shows the average flight length flown in private aircraft by class of aircraft. This data was provided by ARGUS International. This clearly illustrates that the TriFan 600 can provide the range capability that most users of private aviation require. While the TriFan 600 won't be able to accomplish all missions conducted with private aviation, we believe that our ability to cover most requirements while also improving the convenience and time savings of customers will allow us to capture a meaningful share of the existing market of over 60,000 business aircraft.

Aircraft Type	**Average Trip Length (Nautical Miles)**
Mid-Sized Jet	538
Light Jet	401
Turboprop	259
Turbine Helicopter	72
Piston Helicopter	52
XTI TriFan 600 Range	**825**

Tri-Fan is priced competitively with what business aircraft owners are paying

Currently, the only way for individuals using business aircraft to get from one place to another in a shorter period of time is by flying in a faster aircraft. Generally, the larger the size of the aircraft, the faster it can travel, and the more expensive the aircraft. Business jet owners consistently pay millions of dollars more for increased speed (among other features). However, as shown in the figure above, more speed does not always equal more time. True time savings can only be achieved by taking off vertically like a helicopter, cruising at altitudes and speeds of airplanes, and landing vertically near a final destination.

The TriFan 600 design combines the best aspects of each platform (airplane and helicopter), enabling what the company believes will be a dramatic reduction in total trip time, at a price point that is competitive to market prices. Purchase prices for aircraft in this market can range up to $18 million, with a high correlation between speed and cost. There is a clear connection between the ability to save time through faster transportation and a willingness to pay more for this capability.

Aircraft Type	Purchase Price Range ($MM)	
	Low	High
Mid-Sized Jet	$ 12	$ 18
Light Jet	$ 4	$ 11
Turboprop	$ 2	$ 8
Turbine Helicopter	$ 4	$ 10
Piston Helicopter	$ 1	$ 4
TriFan 600	**$ 6**	**$ 8**

Achievable market share

It is difficult to compare the TriFan 600 directly to existing aircraft and historical sales levels of similar aircraft because there is no aircraft with the same performance capabilities as the TriFan 600. In order to estimate the number of aircraft we believe we can sell each year, we conducted a market analysis based on the TriFan 600's performance characteristics relative to existing alternatives.

To conduct the analysis, we identified the likely objections that buyers of a particular type of aircraft would have when considering the purchase of a TriFan 600. We then estimated what percentage of those buyer segments would object to the TriFan 600 because of each of the considerations (i.e., those that would object because it could not seat enough passengers or because it could not fly a long enough distance, etc.). This resulted in a percentage of each buyer segment that would not object to the TriFan 600 relative to aircraft in that class, leaving the expected portion of each market that we could capture.

With the potential share for each market estimated, we then analyzed market forecast data from Teal Group, an industry leading market forecasting company. This data identified the number of units, by type of aircraft, which are expected to be sold over the next several years. Applying the market share of each aircraft type we expect to capture to the number of aircraft expected to be delivered in each category per year, we estimated that we can expect to sell between 85 – 95 aircraft each year. This analysis only considered sales to civilian users, and does not include military or commercial use forecasts.

After completing our internal analysis, our management team, board of directors, aviation marketing companies and other industry participants all reviewed those findings and provided input as to the reasonableness of the company's conclusion or expectation of selling 85-95 TriFan 600 aircraft each year. Based on the totality of the data and those conversations, we feel that this estimate is achievable. However, for the purpose of creating our business plan, we have assumed a lower more conservative number of annual aircraft deliveries.

Production Plan and Suppliers

XTI intends to use a horizontally integrated manufacturing strategy whereby the company maintains control of all planning, design and final assembly aspects of the process, but outsources the manufacture of the vast majority of components (i.e., fuselage, engines, transmission, avionics, landing gear, etc.). XTI would only seek to design and manufacture a limited number of certain critical components, if any.

We intend to utilize the professional networks of our executive team, gained from decades of experience in the industry, to secure favorable supply agreements with leading manufactures. These suppliers will design and fabricate components to XTI's design specifications for incorporation into a final product. The majority of these components will be largely off-the-shelf systems used in other aircraft, with only limited customization or design features that are specifically required for the TriFan 600.

Under this plan, the company intends to focus its efforts on the most critical components for our success, while enjoying cost savings from using specialists in areas that are not as critical or customized. This will also allow the company to choose between multiple suppliers, reducing any potential dependence on a small set of suppliers.

Research and Development

The company's primary activity to date has been to conduct research and development associated with our core vertical takeoff and landing configuration for the TriFan 600. This includes the completion of our preliminary design, computational fluid dynamics, executing our patent and IP strategy, developing additional technical capabilities and analysis, and other R&D activities to determine the feasibility of our financial and technical aspects of our aircraft and program. In addition, in 2018 we began construction of our 65% scale proof of concept aircraft to test the hover and transition to forward flight capabilities of our design. We began initial test flights in 2019. To date, the company has expended over $3.0 million on engineering, marketing, legal, and a variety of other general and administrative costs.

Employees and Consultants

The company has used and continues to use a number of consultants during our history to limit our operating expenses and allow us to scale as necessary. Currently, the company has four full-time consultants and between 10-20 part-time consultants at any given time. It does not have any full time employees. The company intends to hire a number of employees after the Regulation A offering it is currently conducting (the "Offering") primarily to support our engineering and development efforts.

Aviation Regulations

In the U.S., civil aviation is regulated by the Federal Aviation Administration (the "FAA"), which controls virtually every aspect of flight from pilot licensing to aircraft design and construction. The FAA requires that every civilian aircraft that flies in the U.S. must carry a valid type certificate and airworthiness certificate issued by the FAA or a foreign civil aviation authority.

The company will seek to obtain approval for the design of the TriFan 600 by obtaining a standard Type Certificate under the Federal Aviation Regulations. The FAA will conduct extensive testing and analysis of the company's TriFan 600 to determine the safety, stability, reliability and performance of the aircraft and that the aircraft complies with the applicable airworthiness standards for the TriFan 600's category of airplane. If the TriFan 600 is approved by the FAA, XTI will be issued a type certificate for it.

The FAA also issues standard airworthiness certificates to each aircraft that is manufactured in accordance with an approved design or type certificate. Rather than test each aircraft that is built, the FAA allows manufacturers to prove that their manufacturing process and quality control system produces conforming aircraft each time. Only a company that owns a type certificate is entitled to this authorization, called a production certificate. If the FAA approves of XTI's manufacturing process, the company will be issued a production certificate and each aircraft manufactured by XTI in accordance with the type certificate will receive an airworthiness certificate.

The process of obtaining a valid type certificate, production certificate and airworthiness certificate for the TriFan 600 will take several years. XTI is not permitted to deliver commercially produced aircraft to civilian customers until obtaining FAA certification, which effectively means that no significant revenue will be generated from civilian aircraft sales to fund operations until that time. Any delay in the certification process will negatively impact the company by requiring additional funds to be spent on the certification process and by delaying the company's ability to sell aircraft.

In addition to the FAA, operation of the TriFan 600 will be regulated by various state, county and municipal agencies. Specifically, flight of the TriFan 600 will be regulated by the FAA, while the ability to take off and land will be governed by the FAA and various zoning restrictions imposed by non-federal agencies in each location where an owner of the TriFan 600 intends to operate. These restrictions will vary by location and may limit the TriFan 600 to landing in already zoned areas. However, there are currently over 5,000 helipads in the U.S. where helicopters are already allowed to land. So the company expects that the TriFan 600 will also be able to land legally and safely in these locations and at thousands of other paved areas or grassy areas, as long as it's safe and legal, as well as smaller general aviation airports unavailable to jets. Unlike jet aircraft, the TriFan 600 is not limited by runway length, clear landing approaches, and the sophistication of the electronic landing aids that serve larger general aviation airports. The TriFan 600 is both VTOL (vertical takeoff and landing) capable and STOL (short takeoff and landing capable). It will be able to take off and land from thousands of locations, thereby making the TriFan 600 much more versatile and able to use thousands of privately-owned locations in the U.S. and the world (driveways, lots, job sites, and other paved surfaces) that will not all be limited by local regulations. As a result, the company expects there will be sufficient locations for the TriFan 600 to take off and land.

Intellectual Property

We have sought to protect the intellectual property of the company through the use of patents, copyrights, trademarks, and trade secrets. Protection is supported by patent and copyright laws. Employee and third-party consultants have signed non-disclosure agreements with the company to further protect its proprietary rights. The company is continuing to develop intellectual property, and it intends to aggressively protect its position in key technologies. The company owns several trademarks protecting the company's name and logo, as well as extensive data, engineering analyses, and other intellectual property.

The company's patent and patent applications cover various embodiments of a vertical take-off and landing aircraft. In general terms, a "utility patent" protects the way an article is used and works, while a "design patent" protects the way an article looks. The company is seeking broad patent protection in both respects. We have been granted a design patent titled "VTOL aircraft", also identifiable as publication number D741247. Also, US Patent 9,676,479 was issued on June 13, 2017. This utility patent covers the engineering and mechanical operation of the aircraft.

Furthermore, the company has filed several foreign patent applications where the aircraft will be sold and widely used. Legal counsel also filed a Patent Cooperation Treaty ("PCT") application that claims priority back to the filing date for the provisional patent application. The PCT currently covers 141 countries that can be designated for protection, including a European and African patent. XTI patents have been issued in Japan,Europe and Canada. Patents are pending in Brazil and China.

David Brody, founder and Chairman of XTI, developed the TriFan 600 configuration and basic performance objectives, filed for the patents. Dr. Dennis Olcott, XTI's former Senior Vice President for Engineering and Chief Engineer, is co-inventor on certain patent applications. Mr. Brody and Dr. Olcott have assigned all patents, patent applications and other intellectual property to XTI.

Litigation

The company settled a previous law suit, in which Answer Engineering LLC ("Answer", partly owned by Dr. Olcott) filed a claim against the company in December 2017 alleging breach of contract for XTI's failure to pay certain invoices, and in which XTI filed a counter claim against Answer for Answer's breach of contract for its failure to perform various engineering services. The settlement resolved these matters and only requires XTI to pay amounts already accrued in the company's financials. All payments were made in 2019 and this matter is now resolved.

Impact of COVID-19 on Operations

The COVID-19 outbreak has generated unprecedented levels of economic uncertainty and it is unclear how it will impact economies, standards of living, and behavior into the future. We anticipate global responses to COVID-19 may result in increased difficulty obtaining financing to continue with development and marketing efforts. Based on previous global recessions, our target market is most likely to maintain spending power as the economic effects of COVID-19 are fully felt. This may drive an increased interest in private aircraft as a means to avoid crowded airlines, providing increased opportunities for the company.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

XTI has assembled an experienced management team including aviation industry executives and professionals with decades of experience from the largest fixed wing and rotary wing aircraft companies in the world. Charlie Johnson, former president and COO of Cessna Aircraft Company (from 1997-2003), is an outside director of the company. David Brody, founder and former CEO and Chairman of AVX Aircraft Company (from 2005-2013), is Chairman of the Board, president, secretary, and the founder of XTI. Robert LaBelle, former CEO of AgustaWestland North America (from 2013-2017), is CEO and director.

The table below lists our directors and executive officers, their ages as of February 28, 2019 and the date of their first appointment to such positions. Each position is currently held with an indefinite term of office.

Name	Position	Age	Date of First Appointment
Executive Officers			
David Brody	Founder, Chairman, President and Secretary	71	October, 2009
Robert J. LaBelle	Chief Executive Officer	64	February, 2017
Charles Johnson	Chief Operating Officer	77	October 2019
Andrew Woglom	Chief Financial Officer and Chief Accounting Officer	42	December, 2014
Directors			
David Brody	Director	71	October, 2009
Charles Johnson	Director	77	December, 2014
Robert J. LaBelle	Director	64	February, 2017
Paul Willard	Director	50	June, 2017
Robert Denehy	Director	63	October 2017

Executive Officers

David Brody, founder and Chairman of XTI, and Director. Mr. Brody has had a life-long passion for aircraft, science and technology. Beginning in 2012, he developed the Tri-Fan configuration and basic performance objectives, organized XTI as a Delaware corporation, and filed for patents. After developing the company's basic strategic plan, he recruited XTI's Board members and executive and engineering team. Mr. Brody was also the founder of an advanced technology helicopter company in

2005 (AVX Aircraft Company), and served as Chairman and CEO of AVX, and remains on the AVX board. He has practiced law in Denver with Hogan Lovells US LLP from January 2013 to the present. Prior to that time he was a partner in Patton Boggs, LLP, another international law firm, for 14 years. He has several patents issued in his name for inventions in aircraft technology and other fields, and has written three books, including a national Book-of-the-Month Club best seller on science and technology, *"The Science Class You Wish You Had, The Seven Greatest Scientific Discoveries in History and the People Who Made Them"* (Putnam Berkeley, New York 1997, 2nd edition, 2013). The company has not yet determined whether, after the company receives financing under this Offering, Mr. Brody will become a full-time or part-time consultant or employee of the company.

Robert J. LaBelle, Chief Executive Officer and Director. Mr. LaBelle joined XTI as its Chief Executive Officer in February 2017 after spending the prior three years as CEO of AgustaWestland North America. Prior to that, Mr. LaBelle served as President of AgustaWestland Tiltrotor Company, the company supporting development of the AW 609 Tiltrotor. He joined AgustaWestland in 2004 after a career in the U.S. Navy where he was program manager for several aircraft, including the E-2 Hawkeye, C-2 Greyhound, F/A-18 Foreign Military Sales, and S-3B Viking.

Charles B. Johnson, Chief Operating Officer and Director. Mr. Johnson is an aviation executive and pilot with over 40 years of experience. He served as President and COO of Cessna Aircraft Company from 1997 to 2003. He joined Cessna in 1979 as Manager of Production Flight Test and subsequently held positions as the Senior Vice President of Aircraft Completion and Product Support and Executive Vice President of Operations. Prior to joining Cessna, Mr. Johnson served as Chief of Production Flight Test for Gates Learjet. He began his aviation career after completing U.S. Air Force pilot training in 1968 as an F-105 pilot, and accumulated over 1,000 hours of military flight time in the F-105, serving in combat in Southeast Asia. Previously he was chief pilot for Arnold Palmer. He also served as the COO for Aero Electric Aircraft Corporation and Bye Aerospace prior to his role as COO of XTI. He holds Airline Transport and Instructor Pilot Certificates with type ratings in all Cessna Citation models.

Andrew Woglom, Chief Financial Officer and Chief Accounting Officer of XTI. Mr. Woglom has diverse experience in investment banking, private equity and operations. From 2009 to 2013, he was Chief Financial Officer for the NEK group of companies (NEK), an international portfolio of businesses spanning aviation, defense contracting, construction, software development start-ups and real estate holdings. He led NEK's stockholders through a successful exit in 2012. From 2013 to present, Mr. Woglom has worked as a consultant, assisting clients with strategic planning, operational improvements, M&A transactions and capital raising. Prior to NEK, he was a Vice President at Gallagher Industries from 2004 to 2009, a Denver based private equity firm. Before that, from 2000 to 2004, he spent several years in New York in investment banking at both Tri Artisan Partners and at Lehman Brothers. In addition to his role at XTI, he is currently (and has been for the past six years) the principal of Acuity Advisors, LLC, a CFO and advisory services company offering strategic guidance in accounting and finance to clients. After the company receives financing, it is not yet known whether Mr. Woglom will become a full-time or part-time consultant or employee of the company.

Directors

Mr. Paul Willard, Director. Paul Willard is a Silicon Valley Engineer and Tech Investor. Paul has served as a Partner at two venture capital funds, Subtraction Capital and Storm Ventures. He helped start Subtraction Capital, where he focused on being very involved with the startups that the fund invested in, mentoring across product, engineering and marketing efforts. For 14 years prior to being an investor, Paul was a product and marketing executive at 4 tech startups. He was Chief Marketing Officer at Atlassian and Practice Fusion, head of product and marketing at Coupons.com, and Director of Product Management at NextCard. Through these efforts, he gained extensive experience building and marketing hyper-growth web and mobile applications for large-scale markets. He began his career as an Aerodynamics Engineer for more than six years at The Boeing Company, acquiring critical skills in aircraft design, data analysis, and testing. His work included commercial and military aircraft as well as VTOL and autonomous aircraft. He has more than 25 years of technology experience in product design, analysis and distribution. Mr. Willard holds a Bachelor of Science in Aerospace Engineering from Iowa State University, a Masters of Science in Manufacturing Systems Engineering from Stanford University, and an E.M.B.A. from Singularity University.

Robert Denehy, Director. Mr Denehy is the General Manager of Aerogulf Services, a commercial helicopter operator and maintenance facility located in Dubai. Mr. Denehy has been with Aerogulf Services since July 1995. At Aerogulf, Mr. Denehy oversees all engineering and operations for a company that provides support to offshore oil and gas operations in the United Arab Emirates and throughout North Africa. Prior to Aerogulf, Mr. Denehy served as a US Air Force Intelligence Officer.

Significant Employees

The company has four full-time consultants and many part-time consultants. It does not presently have any full time employees. To conduct its operations to date, XTI has engaged several teams of experienced engineering consulting companies and various other contractors with extensive knowledge and experience in the aerospace industry to assist with development and marketing of the TriFan 600 and to assist with FAA certification issues, as well as financing and strategic planning. The company anticipates that it will hire a number of full-time personnel as employees after completion of the Offering.

RELATED PARTY TRANSACTIONS

David Brody's Consulting Agreement and Convertible Note

Mr. Brody's consulting agreement with the company provides that if and when the company receives $20 million or more in investments from third parties (excluding further investment from Mr. Brody), he will receive compensation totaling $240,000 in recognition of his services as Chairman, President and Secretary performed between January 1, 2014 and December 31, 2015.

In addition, Mr. Brody is the holder of a convertible promissory note from the company (the "Brody Note") in the principal amount of $763,176. Under the Brody Note, the note will partially or fully mature and shall be due and payable ten days after the company receives investment from investors (excluding investments from Mr. Brody) in this Offering or other offerings as follows:

- $250,000 matures once the company receives at least $5.0 million from investors;
- $250,000 matures once the company receives at least $10.0 million in total from investors; and
- $263,176 matures once the company receives at least $15.0 million in total from investors.

Mr. Brody has the option to receive repayment under the note in cash or in common stock of the company. If the note is repaid in stock, the stock will be issued using a pre-money valuation of $35.0 million.

We have assumed that Mr. Brody will receive cash payments totaling $1,003,176 if the maximum offering is achieved, representing repayment of the convertible note and payment of the consulting agreement. Mr. Brody will not receive any cash payments for the above agreements unless we raise at least $5 million.

Robert LaBelle's Consulting Agreement

Mr. LaBelle's consulting agreement with the company, effective February 1, 2017, provided for certain bonus payments upon the event of the company raising specific amounts of equity and debt financing, along with regular cash compensation. The compensation terms provide for payments of $25,000 per month through December 31, 2018. None of the bonus amounts were earned under this prior agreement. Effective January 1, 2019, the company entered into a new consulting agreement with Mr. LaBelle that includes payments of $25,000 per month through December 31, 2019, unless extended by mutual agreement of the parties. The agreement is to be supplemented by bonus payments in the following amounts:

- $150,000 and additional stock options equal to 1% of the then outstanding shares of the company upon raising $3,000,000 by December 31, 2019;

- $150,000 and additional stock options equal to 1% of the then outstanding shares of the company upon raising $3,000,000 above the previously-raised $3,000,000 by March 31, 2020;

- $250,000 and additional stock options equal to 1% of the then outstanding shares of the company upon raising $9,000,000 above the previously-raised $6,000,000 by December 31, 2020

- $500,000 and additional stock options equal to 2% of the then outstanding shares of the company upon raising $25,000,000 above the previously-raised $15,000,000 by December 31, 2021;

- Additional stock options equal to 2% of the then outstanding shares of the company upon the company raising a total of $75,000,000

David Brody's Revolving Credit Promissory Note and Promissory Note

As of January 1, 2016, the company entered into a revolving line of credit with Mr. Brody. The line of credit provides that the company may draw up to $250,000 from Mr. Brody with monthly interest charged on any unpaid outstanding balance in the amount of 3.0% per annum. As of December 31, 2019, the balance on the revolving line of credit was $107,457.

As of November 14, 2019, the company entered into a promissory note with Mr. Brody. The note has a principal amount of $50,000 and accrues interest at a rate of 6.0% per annum. As of December 31, 2019, the balance on the promissory note was $50,000.

Jeff Pino's Convertible Notes

Mr. Pino's estate is the holder of two convertible demand promissory notes from the company (the "Pino Notes") in the principal amount of $47,268 and $50,000, respectively. The Pino Notes do not carry a maturity date, but Mr. Pino's estate can request repayment of the notes at any time. In addition, Mr. Pino's estate can elect to have all or any portion of the notes repaid in common stock of the company using the good faith estimated value of the company (as agreed between the company and Mr. Pino's estate) to determine the number of shares to be issued as repayment. In February 2019, the company reached an agreement with Mr. Pino's estate to retire the outstanding Pino Notes in exchange for cash and the return of 2,347,826 shares of Common Stock held by the estate once all payments have been made. As of December 31, 2019, the outstanding principal amount on the note was $67,268 and the shares have not yet been returned.

Consulting Agreement with Acuity Advisors

Mr. Woglom is currently the principal for Acuity Advisors, LLC, a strategy and finance consulting company. The company has engaged Acuity Advisors to provide certain CFO and financial consulting services in support of the company. For the year ended December 31, 2019 and 2018, the Company paid this vendor $20,682 and $37,482, respectively. The Company owed this vendor $43,500 and $34,500 as of December 31, 2019 and December 31, 2018, respectively.

Robert Denehy's Consulting Agreement and Convertible Note

Mr. Denehy's consulting agreement with the company, effective October 25, 2017, provides for certain payments upon the event of the company raising equity and debt financing from investors introduced to the company solely by Mr. Denehy. Mr Denehy will receive compensation based upon the amount of financing actually received from investors introduced by him alone of:

- Cash compensation equal to 2.0% of the cash received by the company
- Options or shares equal to 2.0% of the cash received by the company. The number of shares will be calculated using the same price per share actually paid by the investor.

In addition, Mr. Denehy is the holder of a convertible promissory note from the company (the "Denehy Note") in an original principal amount of $500,000 and that bears an interest rate of 10.0% per annum. In October 2018, the principal and accrued interest on this note (totaling $550,000) plus an additional $165,000 of new cash were combined into a new convertible note with a principal balance of $715,000. The original convertible note with Mr. Denehy and the warrants issued under such note were cancelled as part of this new note. The remaining note bears interest at a rate of 10.0% per annum. Under the Denehy Note, the note will mature and shall be due and payable on November 1, 2023. Mr Denehy may elect to convert all or a portion of the principal amount of the note into shares of the company at a conversion price of $1.00 per share. The Denehy Note also included warrants for 214,500 shares of common stock with an exercise price of $1.50 per share.

Future Transactions

All future affiliated transactions will be made or entered into on terms that are no less favorable to us than those that can be obtained from an unaffiliated third party. A majority of the independent, disinterested members of our board of directors will approve future affiliated transactions, and we will maintain at least two independent directors on our board of directors to review all material transactions with affiliates.

RISK FACTORS

The Securities and Exchange Commission (the "Commission") requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We are an early stage company and have not yet generated any revenues

XTI has had no net income, only a six-year operating history, and no revenues generated since its inception. There is no assurance that XTI will ever be profitable or generate sufficient revenue to pay dividends to the holders of the shares. XTI does not believe it will be able to generate revenues without successfully completing the certification of its proposed TriFan 600 aircraft, which involves substantial risk. As a result, XTI is dependent upon the proceeds of this Offering and additional fund raises to continue the TriFan 600 preliminary design and other operations. Even if XTI is successful in this Offering, XTI's proposed business will require significant additional capital infusions. Based on XTI's current estimates, XTI will require a minimum of $175 million in capital to fully implement its proposed business plan. If planned operating levels are changed, higher operating costs encountered, lower sales revenue received, more time is needed to implement the plan, or less funding received from customer deposits or sales, more funds than currently anticipated may be required. Additional difficulties may be encountered during this stage of development, such as unanticipated problems relating to development, testing, and initial and continuing regulatory compliance, vendor manufacturing costs, production and assembly, and the competitive and regulatory environments in which XTI intends to operate. If additional capital is not available when required, if at all, or is not available on acceptable terms, XTI may be forced to modify or abandon its business plan.

The company has realized significant operating losses to date and expects to incur losses in the future

The company has operated at a loss since inception, and these losses are likely to continue. XTI's net losses for year-end 2018 and 2017 were $3,798,753 and $3,192,836, respectively. Until the company achieves profitability, it will have to seek other sources of capital in order to continue operations.

There is a possibility that we may not be able to continue as a "going concern"

We have adopted ASU No. 2014-15, "Disclosure of Uncertainties about the Entity's Ability to Continue as a Going Concern." We have concluded that there is an uncertainty about our ability to continue as a going concern and our independent auditors have incorporated into their opinion accordingly. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital when needed, we will not be able to complete our proposed business plan. As a result, we may have to liquidate our business and investors may lose their investments. Our ability to continue as a going concern is dependent on our ability to successfully accomplish our plan of operations described herein, obtain financing and eventually attain profitable operations. Investors should consider our independent auditor's comments when deciding whether to invest in the company.

We are controlled by our Chairman, whose interests may differ from those of the other shareholders.

As of the date of this Offering Circular, David Brody owns the majority of shares of the company's common stock, and his majority ownership might continue even after the issuance of the shares. Therefore, Mr. Brody is now and could be in the future in a position to elect or change the members of the board of directors and to control XTI's business and affairs including certain significant corporate actions, including but not limited to acquisitions, the sale or purchase of assets and the issuance and sale of XTI' shares. XTI also may be prevented from entering into transactions that could be beneficial to the other holders of the shares without Mr. Brody's consent. Mr. Brody's interests might differ from the interests of other shareholders.

The development period for the TriFan 600 will be lengthy

Even if it meets the development schedule, XTI does not expect to deliver certified aircraft until 2023 at the earliest. As a result, the receipt of significant revenues is not anticipated until that time and may occur later than projected. XTI depends on receiving large amounts of capital and other financing to complete its development work, with no assurance that XTI will be successful in completing its development work or becoming profitable.

The company will face significant market competition

The TriFan 600 potentially competes with a variety of aircraft manufactured in the United States and abroad. Further, XTI could face competition from competitors of whom XTI is not aware that have developed or are developing technologies that will offer alternatives to the TriFan 600. Competitors could develop an aircraft that renders the TriFan 600 less competitive than XTI believes it will become. Many existing potential competitors are well-established, have or may have longer-standing relationships with customers and potential business partners, have or may have greater name recognition, and have or may have access to significantly greater financial, technical and marketing resources. Although XTI is unaware of any other manufacturer developing an FAA-certified, light, fixed-wing, civil VTOL aircraft with performance similar to that of the TriFan 600, it is possible that another aircraft manufacturer is doing so in secret.

Delays in aircraft delivery schedules or cancellation of orders may adversely affect the company's financial results

As XTI continues its pre-sales program which includes refundable deposits for TriFan 600 aircraft. The deposits do not create an obligation on the part of the customer to purchase an aircraft, and a customer may receive the full return of their deposit upon request. Some or all customers might not transition to non-refundable purchase contracts until prior to aircraft delivery, if at all. Aircraft customers might respond to weak economic conditions by canceling orders, resulting in lower demand for our aircraft and other materials, such as parts, or services, such as training, which the company expects to generate revenue. Such events would have a material adverse effect on XTI's financial results.

Developing new products and technologies entails significant risks and uncertainties

XTI is currently in the preliminary engineering design phase of the TriFan 600. Delays or cost overruns in the development or certification of the TriFan 600 and failure of the product to meet its performance estimates could affect the company's financial performance. Delays and increased costs may be caused by unanticipated technological hurdles, changes to design or failure on the part of XTI's suppliers to deliver components as agreed.

Operations could be adversely affected by interruptions of production that are beyond the company's control

XTI intends to produce the TriFan 600 and its derivatives using systems, components and parts developed and manufactured by third- party suppliers. XTI's aircraft development and production could be affected by interruptions of production at such suppliers. Such suppliers may be subject to additional risks such as financial problems that limit their ability to conduct their operations. If any of these third parties experience difficulties, it may have a direct negative impact on XTI.

The company will require FAA certification

Certification by the Federal Aviation Administration will be required for the sale of the TriFan 600 in the civil or commercial market in the United States. The process to obtain such certification is expensive and time consuming and has inherent engineering risks. These include (but are not limited to) ground test risks such as structural strength and fatigue resistance, and structural flutter modes. Flight test risks include (but are not limited to) stability and handling over the desired center-of-gravity range, performance extremes (stalls, balked-landing climb, single-engine climb), and flutter control effectiveness (aircraft roll effectiveness, controllability, various control failure safety). Delays in FAA certification might result in XTI incurring increased costs in attempting to correct any issues causing such delays. Also, the impact of new or changed laws or regulations on the TriFan 600's certification or the costs of complying with such laws and regulations cannot be predicted. Since XTI will not be permitted to deliver commercially produced aircraft to civilian customers until obtaining certification, no significant revenues will be generated from such sales to fund operations prior to certification.

We depend on key personnel

XTI's future success depends on the efforts of key personnel, including its senior executive team. XTI does not currently carry any key man life insurance on its key personnel or its senior executive team. However, XTI intends to obtain such insurance at some point after closing this Offering. Regardless of such insurance, the loss of services of any of these or other key personnel may have an adverse effect on XTI. There can be no assurance that XTI will be successful in attracting and retaining the personnel XTI requires to develop and market the proposed TriFan 600 aircraft and conduct XTI's proposed operations.

The company's estimates of market demand may be inaccurate

XTI has projected the market for the TriFan 600 based upon a variety of internal and external market data. The estimates involve significant assumptions, which may not be realized in fact. There can be no assurance that XTI's estimates for the number of TriFan 600 aircraft that may be sold in the market will be as anticipated. In the event that XTI has not accurately estimated the market size for and the number of TriFan 600 aircraft that may be sold, it could have a material adverse effect upon XTI, its results from operations, and an investment in the shares.

The company will require intellectual property protection and may be subject to the intellectual property claims of others

Although the company has applied for patents to protect its TriFan 600 technology, the issuance of such patents is up to the US Patent and Trademark Office (USPTO). The company has received one design patent (D741247) and one utility patent (US 9,676,479) for the TriFan 600. However, there is no guarantee that the company will receive one or more of the additional patents for which it has applied. If one or more of such patents are issued and if a third party challenges the validity of the XTI patents or makes a claim of infringement against XTI, the federal courts would determine whether XTI is entitled to patent protection. If XTI fails to successfully enforce its proprietary technology or otherwise maintain the proprietary nature of its intellectual property used in the TriFan 600 aircraft, its competitive position could suffer. Notwithstanding XTI's efforts to protect its intellectual property, its competitors may independently develop similar or alternative technologies or products that are equal to or superior to XTI's TriFan 600 technology without infringing on any of XTI's intellectual property rights or design around our proprietary technologies. There is no guarantee that the USPTO will issue one or more additional patents to XTI or that any court will rule in XTI's favor in the event of a dispute related to XTI's intellectual property. In the absence of further patent protection, it may be more difficult for XTI to achieve commercial production of the TriFan 600.

There is no current market for the company's shares

There is no formal marketplace for the resale of XTI's common stock. The shares may be traded on the over-the-counter market to the extent any demand exists. However, we do not have plans to apply for or otherwise seek trading or quotation of the company's shares on an over-the-counter market. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell our common stock at a profit or loss, you will probably need to pay tax on the long- or short-term capital gains that you realize, or apply the loss to other taxable income. If you do not have a regular brokerage account, or your regular broker will not hold the common stock of XTI for you (and many brokers do not hold Regulation A securities for their customers) there will be nobody keeping records for you for tax purposes and you will have to keep your own records, and calculate the gain or loss on any sales of the common stock.

Investors must consent to jurisdiction in Colorado and waive certain rights to a trial by jury.

Section 6 of the subscription agreement to acquire our Common Stock requires investors to consent to the jurisdiction of any state or federal court of competent jurisdiction located within the State of Colorado. As a result, investors located outside the State of Colorado may have difficulty bringing a legal claim against us due to geographic limitations. Additionally, investors are required to waive all right to trial by jury for any claim arising out of or relating to the subscription agreement. The waiver of the right to trial by jury and forum selection provisions does not extend to any claim made under federal securities laws that do not arise out of or relate to the subscription agreement.

Our ability to raise capital and develop our aircraft may be materially impacted by the COVID-19 pandemic.

The full impact on the economy and the capital markets in the U.S. and the rest of the world from the COVID-19 pandemic are uncertain, in terms of both scale and duration. The high level of volatility in the capital markets may make it difficult to raise funds, especially for early stage companies that involve higher risk. If we are able to raise sufficient funds to continue development of our aircraft, we may have difficulty securing supplies or manufacturing partners impacted by COVID-19.

OWNERSHIP AND CAPITAL STRUCTURE

Set forth below is information regarding the beneficial ownership of our common stock, our only outstanding class of capital stock, as of December 31, 2019 by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our common stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Name and address of beneficial owner (1)	Amount and nature of beneficial ownership (2)	Amount and nature of beneficial ownership acquirable	Percent of class (3)
David Brody	25,000,000	-0-	68.0%
Estate of Jeffrey Pino	4,347,826	-0-	11.8%
All directors and officers as a group (6 persons)	27,355,072	-0-	74.4%

    (1)   The address of those listed is c/o XTI Aircraft Company, 2209 Green Oaks Lane, Greenwood Village, CO 80121.

    (2)   Unless otherwise indicated, all shares are owned directly by the beneficial owner.

    (3)   Based on 36,768,759 shares outstanding as of December 31, 2019.

It should be noted that Mr. Brody, along with two other current shareholders who have each held shares in the company for over three years, are exploring the possibility of undertaking resales of a small portion of their shares in one or more private secondary market sales. If any such sale occurs, the number of shares to be sold by Mr. Brody or the two other shareholders, would not exceed 12 percent of their current ownership. For example, if Mr. Brody sold 12 percent of his shares, he would continue to hold 22,000,000 shares of the company's common stock.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value. As of December 31, 2019, we had 36,768,759 shares of common stock outstanding.

The following is a summary of the rights of our capital stock as provided in our certificate of incorporation, as amended, and bylaws. For more detailed information, please see our articles of incorporation and bylaws, which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Under our amended and restated certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends. Subject to preferences that may be applicable to any then-outstanding preferred stock (in the event we create preferred stock), holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock that may be created in the future.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may create in the future.

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with relate parties. Further, holders of common stock may have rights less favorable than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

An investor's stake in a company could be diluted due to the company issuing additional shares (including upon the conversion of convertible securities). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on the Crowd Note offering):

- In June 2017 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2018 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS INFORMATION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this annual report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

General Information

The company was incorporated in October 2009. No operations occurred until the fourth quarter of 2012. Since then we have been engaged primarily in developing the design and engineering concepts for the TriFan 600 and seeking funds from investors to fund that development.

Operating Results

We have not yet generated any revenues and do not expect to do so until after receiving FAA certification for the TriFan 600. Such certification may not come until 2022 or later.

Since 2017, we have received $1,614,970 for a combination of deposits and convertible notes that represent orders for 81 aircraft under our Aircraft Reservation Deposit Agreement. These funds will not be recorded as revenue until the orders are delivered, which may not be for many years or at all if we do not deliver aircraft to those customers. The deposits serve to prioritize orders when the aircraft becomes available for delivery. Customers making deposits are not obligated to purchase aircraft until they execute a definitive purchase agreement. Customers may request return of their deposit any time up until the execution of a purchase agreement.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018. Operating expenses for the year ended December 31, 2019 was approximately 43% higher than operating expenses for the year ended December 31, 2018. The principal drivers of the increase in spending came from decreased spending on sales and marketing and conceptual design expense included within general and administrative expenses, offset by an increase in spending on stock compensation. For instance, conceptual design costs to advance development of the TriFan 600 were decreased from $764,944 to $254,579 (an decrease of approximately 67%). Sales and marketing expense decreased from $42,334 to $29,947 (a decrease of approximately 29%). General and administrative costs were increased from $1,713,100 to $3,327,621 (an increase of approximately 94%). This increase was the result of issuing more options to members of the executive management team as compensation for services in 2019 as compared to 2018. We continue to prioritize our conceptual design costs, and the people necessary to get us to the next phase of development of the TriFan 600.

Interest expense for this time period decreased from $1,237,028 to $300,851 as we continued to rely on loan financing from related parties (discussed below). Included in this amount is a non-cash interest expense of $1,080,631 and $34,140 in 2018 and 2019, respectively, associated with a beneficial conversion feature attached to a convertible note.

As a result, our net loss for the year ended December 31, 2019 was $3,912,998 as compared to a net loss of $3,798,753 for the period ended December 31, 2018, an increase of approximately 3%. Our accumulated deficit at December 31, 2019 was $13,013,647.

Liquidity and Capital Resources

December 31, 2019. As of December 31, 2019, we had cash of $4,726 and a working capital deficit of $2,756,502 as compared to cash of $556,847 and a working capital deficit of $1,794,032 at December 31, 2018. Additional current assets as of December 31, 2019 include $73,334 held in escrow from the sale of securities under the Regulation A Offering. The company has since received these funds.

For the year ended December 31, 2019, we funded our operations primarily through the sale of Common Stock to investors under Regulation A. These sales accounted for net proceeds of $292,551. We also issued $110,000 in new notes, repaid $30,000 in notes and sold $5,000of common stock securities outside of the Regulation A offering. We also repaid $36,122 in net borrowings under a revolving line of credit of up to $250,000 entered into between the company and our founder, Mr. Brody as of January 1, 2016. Borrowings under the credit revolver accrue interest at a rate of 3.0% per annum.

Included in the current liabilities are convertible notes issued to related parties. Of the $1,958,455 related party note liability, $763,176 is owed to David Brody. The convertible note has a principal amount of $763,176 and accrued interest at a rate of 3.0% per annum. The convertible note has different maturity dates contingent upon the company securing different levels of investment from third parties. Mr. Brody has the right to receive repayment of the note upon maturity in either cash or in shares of common stock of the company. The loan with Mr. Brody is included as Exhibit 6.9 to this annual report. The company also received loans from Jeffrey Pino, who has since passed away. The notes have a principal amount of $67,268 and bear interest at a rate of 3.0% per annum. The loans with Mr. Pino are included in Exhibits 6.10 and 6.11 to this annual report. The company also received a loan from Robert Denehy in exchange for a convertible promissory note. The convertible note has a principal amount of $500,000 and bears interest at a rate of 10.0% per annum. In October 2018, the principal and accrued interest on this note (totalling $550,000) plus an additional $165,000 of new cash were combined into a new convertible note with a principal balance of $715,000. The original convertible note with Mr. Denehy was cancelled as part of this new note. The remaining note bears interest at a rate of 10.0% per annum. The convertible note with Mr. Denehy is included in Exhibit 6.14 to this annual report and is more fully described below in "Interest of Management and Others in Certain Transactions." The company also received a loan from Saleem Zaheer, a consultant and shareholder of the company, in exchange for a convertible note. The note has a principal amount of $30,000 and bears interest at a rate of 10.0% per annum. The loan with Mr. Zaheer is included in Exhibit 6.15 to this annual report. The company also received a loan from David Brody, a related party, in exchange for a promissory note. The note has a principal amount of $50,000 and bears interest at a rate of 6.0% per annum. The loan with Mr. Brody is included in Exhibit 6.19 to this annual report.

Currently, the company requires additional capital to continue operations. We are actively raising funds under Regulation CF on the StartEngine platform. As of the date of this report, we have received commitments for approximately $114,000. If we do not receive funding from private investors, our Regulation CF, or our Regulation A Offering, we anticipate that the company will run out of funding in the third quarter of 2020 based on our current cash balance and burn rate.

Plan of Operations

The company has developed a detailed plan to complete its preliminary design phase, hire key members of its management team, expand sales and marketing efforts and complete detailed design and development work to support the completion of a 65% scale and production of a full scale flying proof of concept aircraft. The 65% scale prototype is currently being tested. The full scale aircraft is expected to take approximately 2.0 years to produce and the company will require $25 million in total funding during this period. Once the full scale proof of concept has been completed and demonstrated, the company will seek FAA certification for the TriFan 600 and begin preparations for production and manufacturing of the aircraft. The exact time and cost to secure FAA certification and commence production is not known, but we estimate that it will take 4 to 5 years and require at least $175 million in additional funding after completion of the proof of concept.

Investors will note that the above plan is a significant change from our original plan. Our original plan called for a 6 to 8 year timeline and a total cost of more than $400 million. The new plan requires half of the total funding and can be accomplished in a shorter timeframe. The switch to a hybrid-electric propulsion system has yielded significant savings in the engineering and development that will be required to build and certify the aircraft. This change has also reduced the expected sale price of the aircraft from approximately $12 million to only $6.5 million. The company will still be able to achieve the same profit margins at this lower price. We believe this change in expected sale price will expand the potential market for our aircraft. We believe the combination of the lower total cost of development and the expanded market potential increases the probability of successfully developing, funding and flying the TriFan 600.

With the receipt of sufficient financing, we will continue to focus our resources on four key areas: (i) hiring key members of the management team; (ii) pursuing additional funding; (iii) continuing development of the aircraft; and (iv) expanding sales and marketing to enable the company to take refundable customer deposits. With the $377,551 received during 2019 from the sale of Common Stock under Regulation A, common stock directly to investors and the issuance of convertible notes combined with the issuance of options to management and key vendors, we moved forward in each effort in 2019.

We will continue our design and development efforts by engaging key supply partners to assist in the creation of both the 65% scale and full scale proof of concept aircraft. These aircraft will help to identify and solve potential challenges in certain critical path systems of the aircraft including the engines, batteries, transmission and fly-by- wire system. Key milestones for this process will include:

- Continue test flights of the 65% scale proof of concept aircraft

- Initiate dialogue with vendors of key components of the full scale proof of concept aircraft

- Commission and complete trade studies

- Complete preliminary design of critical path systems

- Complete and fly the aircraft

We will continue to develop an internal and external sales and marketing capability to increase awareness of the aircraft and position the company to continue taking refundable customer deposits and pre-sales orders. This will be accomplished with the following milestones:

- Continue existing sales and marketing efforts

- Build and fly a subscale airplane

- Attend and exhibit at major international trade shows

- Receive additional refundable, escrowed deposit orders for the TriFan 600

We believe that increasing awareness of the aircraft and demonstrating customer demand through orders will enable the company to raise additional capital in the future more easily. To date, the company has received orders and deposits for 81 aircraft representing almost $526 million of future revenue. However, this revenue may not be earned for many years, or at all if customers cancel their deposits or we do not deliver aircraft to those customers.

The milestones identified above assume that we are able to, in the near term, raise the full amount we are seeking to raise of $25 million from various sources of financing. In that event, the company would expect to accomplish all of the above milestones within the first 24 months. However, we have developed our spending plans in each of these areas to be scalable to the amount of money that we raise from investors. We will need additional capital to complete our development of the proof of concept and beyond as discussed above and are pursuing multiple options for such funding, rather than relying on one source. We believe funding will come from a combination of short-term and long-term sources, including potential industry partners and suppliers.

Despite funding levels below our target, the company was able to accomplish several significant milestones in 2019, including:

- Completed fabrication of our 65% scale proof of concept aircraft and conducted test and hover flights during the year
- Attended multiple tradeshows both domestically and internationally to secure additional orders for the aircraft
- Secured additional orders for 5 aircraft representing an additional ~$32 million in future revenue above and beyond the 76 aircraft reservations representing $494 million in future revenue secured prior to 2019.
- Continued dialogue with multiple industry participants and potential vendors for key components

FINANCIAL STATEMENTS

Included as an Exhibit to the Company's Form C-AR filing.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Issuer:	XTI Aircraft Company
Signature:	David E. Brody
Title:	Chairman of the Board

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Signature:	David E. Brody
Title:	Chairman of the Board
Date:	04-28-2020

Signature:	Robert LaBelle
Title:	CEO and Director
Date:	04-28-2020

Signature:	Andrew Woglum
Title:	Chief Financial Officer and Chief Accounting Officer
Date:	04-28-2020

Signature:	Charles Johnson
Title:	Chief Operating Officer and Director
Date:	04-28-2020

Signature:	Paul Willard

Title:	Director
Date:	04-28-2020

Signature:	Robert Denehy
Title:	Director
Date:	04-28-2020